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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                            CARTOON ACQUISITION, INC.
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                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $.0001
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                         (Title of Class of Securities)

                                       N/A
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                                 (CUSIP Number)

                                 Alisa K. Khoury
                         24300 Chagrin Blvd., Suite 210
                              Cleveland, Ohio 44122
                                 (216) 514-5994
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 14, 2004
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

                         (Continued on following pages)


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CUSIP NO.  N/A                         13D                     PAGE 1 OF 4 PAGES

1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           James W. Margulies
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2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                    (b) [ ]

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3.         SEC USE ONLY

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4.         SOURCE OF FUNDS*

           OO
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5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
           PURSUANT TO ITEM 2(d) or 2(e)
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6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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     NUMBER OF SHARES       7.     SOLE VOTING POWER

                                   200,000
                            ----------------------------------------------------
       BENEFICIALLY         8.     SHARED VOTING POWER

         OWNED BY                  0
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           EACH             9.     SOLE DISPOSITIVE POWER

        REPORTING                  200,000
                            ----------------------------------------------------
       PERSON WITH          10.    SHARED DISPOSITIVE POWER

                                   0
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11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           200,000
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12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

           N/A
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13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           99.9%
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14.        TYPE OF REPORTING PERSON*

           IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

      This statement relates to the shares of Common Stock, par value $.0001 per share (the "Common Stock"), of Cartoon Acquisition, Inc., a Delaware corporation (the "Company"), whose principal executive offices are currently located at 24300 Chagrin Blvd., Suite 210, Cleveland, Ohio 44122.

ITEM 2. IDENTITY AND BACKGROUND.

      The person filing this statement, James W. Margulies, is a natural person whose business address is 24300 Chagrin Blvd., Suite 210, Cleveland, Ohio 44122. Mr. Margulies is a United States citizen. He is a partner in Margulies & Levinson LLP, a law firm which represents the issuer, located at 24300 Chagrin Blvd., Suite 210, Cleveland, Ohio 44122.

      Mr. Margulies has not, during the last five years, been convicted in a criminal proceeding of any crime or misdemeanor.

      Mr. Margulies has not, during the last five years, been a party to a civil proceeding in any judicial or administrative body which resulted in his being, either now or in the past, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The shares of Common Stock were issued to Mr. Margulies in consideration for his services to the Company.

ITEM 4. PURPOSE OF TRANSACTION.

      Mr. Margulies retains the right to acquire or dispose of the shares of Common Stock, as personal and investment considerations dictate. He presently has no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's Certificate of Incorporation, Bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company

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becoming eligible for termination of registration pursuant to Section 12(g)(4)
of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      James W. Margulies beneficially owns 200,000 shares of Common Stock of the Company as of the date of this statement, representing 99.9% of the 200,001 shares of the Company's Common Stock issued and outstanding as of May 14, 2004. Mr. Margulies has the sole power to vote and to dispose or to direct the disposition of such shares of Common Stock.

      Mr. Margulies has not had any transactions in the shares of Common Stock in last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Mr. Margulies has not entered into any written contract with respect to the shares of Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Not Applicable.



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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               May 24, 2004
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                                                        Dated

                                          /s/ James W. Margulies
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                                                      Signature

                                          James W. Margulies
                                          -----------------------------------
                                                      Name/Title